EXHIBIT 3.4


                      ARTICLES OF MERGER OF
    VOYAGER ENTERTAINMENT INTERNATIONAL, INC. (NORTH DAKOTA)
                               AND
       VOYAGER ENTERTAINMENT INTERNATIONAL, INC. (NEVADA)

We, Richard L. Hannigan, Sr., President, and Myong Hannigan,
Secretary, of both Voyager Entertainment International, Inc.
(North Dakota) and Voyager Entertainment International, Inc.
(Nevada), hereby certify:

1. A Plan and Agreement of Merger was adopted by the Boards of Directors of both of the constituent corporations in meetings held on April 14, 2003. A copy of this executed Plan and Agreement of Merger, is attached hereto and will be maintained on file at the registered office of the Surviving Corporation.

2. The constituent entities are Voyager Entertainment International, Inc. (North Dakota), a North Dakota corporation, and Voyager Entertainment International, Inc. (Nevada), a Nevada corporation. Voyager Entertainment International, Inc. (Nevada) shall be the Surviving Corporation, with Voyager Entertainment International, Inc. (North Dakota) being the Acquired Corporation.

3. Each one (1) share of Voyager Entertainment International, Inc. (North Dakota) common stock will be exchanged for one (1) share of common stock of Voyager Entertainment International, Inc. (Nevada). There will be, upon completion of the merger, approximately 41,252,500 shares of Voyager Entertainment International, Inc. (Nevada) voting common stock outstanding. Each one (1) share of Voyager Entertainment International, Inc. (North Dakota) Series A convertible preferred stock will be exchanged for one (1) share of Series A convertible preferred stock of Voyager Entertainment International, Inc. (Nevada). There will be, upon completion of the merger, 1,500,000 shares of Voyager Entertainment International,
     Inc. (Nevada) Series A convertible preferred stock outstanding.

4. Prior to the merger, no shares of common or preferred stock of Voyager Entertainment International, Inc. (Nevada) had been issued.

5. The Plan and Agreement of Merger was submitted to the shareholders of Voyager Entertainment International, Inc. (North Dakota) by its Board of Directors. On the record date, April 14, 2003, There were a total of 38,652,500 shares of common stock and 1,500,000 shares of Series A preferred stock eligible to be voted. Each share of common stock is entitled to one vote and each share of Series A convertible preferred stock is entitled to 10 votes for any matter that may be voted upon by the shareholders of the corporation. Therefore, in the aggregate, 53,652,500 votes were eligible to be cast. 26,829,750 votes were cast, representing more than 50% of the outstanding voting shares, approving the Plan of Merger by Written Consent in Lieu of Annual Meeting of Shareholders on April 14, 2003.
     Accordingly, the Plan and Agreement of Merger was approved by each constituent corporation under Chapter 10-19.1 of the North Dakota Business Corporation Act.

6. Voyager Entertainment International, Inc. (Nevada), the acquiring corporation, shall be the surviving entity.

7. The Articles of Incorporation of Voyager Entertainment International, Inc. (Nevada) shall be in the form consistent with Nevada law and shall provide for an increase in the authorized common stock of the corporation. As a result of the merger, the authorized common stock of the corporation will be increased from 100,000,000 to 200,000,000 shares, $.001 par value.

For Voyager Entertainment International, Inc. (North Dakota)


/s/
Richard L. Hannigan, Sr., President


/s/
Myong Hannigan, Secretary



For Voyager Entertainment International, Inc. (Nevada)


/s/
Richard L. Hannigan, Sr., President


/s/
Myong Hannigan, Secretary